June 17, 1999

Mr. Marvin C. Schwartz               PERSONAL
C/o Neuberger Berman
605 Third Avenue
New York, NY 10158-3698

Dear Marvin:

This letter will confirm my recent phone conversations with you, Carl Randolph and Ken Leopold. Sonesta agrees to purchase the 209,600 shares of its Common Stock that you, the trusts f/b/o/ your son and your daughter and the trust f/b/o your niece owned as of May 1, 1999 and presently own for $18.00 per share: a total of $3,772,800.

Sonesta further agrees that if a tender offer to Common Stock shareholders, or sale of the Company, results in these shareholders receiving more than $18.00 per share, in cash or stock, or any combination of cash and stock, for any portion of their stock any time prior to July 1, 2001, you, the trusts f/b/o your son and your daughter, and the trust f/b/o your niece shall be entitled to additional cash compensation equal to that excess (above $18.00 per share) multiplied by 209,600. As I mentioned to you last week, Sonesta has no plans that would result in this additional compensation being payable to you.

This will also confirm Sonesta's plans to issue a stock dividend -- a new share for each share previously owned -- on July 30, 1999 to holders of record on July
16. This event is intended to assure that Sonesta maintains a sufficient number of shares in public float to remain on a major exchange. As a result of this transaction the reference to $18.00 per share in the previous paragraph with respect to additional cash compensation shall be deemed to be $9.00 per share.

We propose July 1, 1999, as a transaction date. On that day we will complete this transaction through Depository Trust Company ("DTC"), as follows: You shall deliver the above-referenced shares to Sonesta, and Sonesta shall transfer payment for the shares, simultaneously through DTC. We will also acquire a letter from Neuberger Berman that the shares transferred to Sonesta through DTC are the shares owned by you and the above trusts.

This letter is intended to replace and supercede my letter to you of May 26, 1999.

If the above accurately sets forth our agreement, please acknowledge so in the space provided and return this letter to me via fax.

Best personal regards.

                                          Sincerely yours,



                                          Peter J. Sonnabend

The Above Is Acknowledged
And Agreed To



---------------------------
Marvin C. Schwartz
Date: June 23, 1999